UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Defense Technology Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23815Q 10 9

(CUSIP Number)

March 25, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23815Q 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 32,548,839

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 32,548,839

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,548,839

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%**

12.	Type of Reporting Person (See Instructions) PN

** The Reporting Persons beneficially own convertible notes and convertible preferred stock.  The operative documents with respect to the Reporting Persons’ beneficial ownership limit conversions if a conversion would result in the holder being deemed the beneficial owner of more than 9.9% of the then-outstanding shares of Common Stock.

CUSIP No. 23815Q 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 32,548,839

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 32,548,839

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,548,839

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%**

12.	Type of Reporting Person (See Instructions) PN

** The Reporting Persons beneficially own convertible notes and convertible preferred stock.  The operative documents with respect to the Reporting Persons’ beneficial ownership limit conversions if a conversion would result in the holder being deemed the beneficial owner of more than 9.9% of the then-outstanding shares of Common Stock.

CUSIP No. 23815Q 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John T. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 32,548,839

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 32,548,839

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,548,839

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%**

12.	Type of Reporting Person (See Instructions) IN

** The Reporting Persons beneficially own convertible notes and convertible preferred stock.  The operative documents with respect to the Reporting Persons’ beneficial ownership limit conversions if a conversion would result in the holder being deemed the beneficial owner of more than 9.9% of the then-outstanding shares of Common Stock.

CUSIP No. 23815Q 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 32,548,839

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 32,548,839

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,548,839

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%**

12.	Type of Reporting Person (See Instructions)

** The Reporting Persons beneficially own convertible notes and convertible preferred stock.  The operative documents with respect to the Reporting Persons’ beneficial ownership limit conversions if a conversion would result in the holder being deemed the beneficial owner of more than 9.9% of the then-outstanding shares of Common Stock.

CUSIP No. 23815Q 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas F. Duszynski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 32,548,839

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 32,548,839

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,548,839

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%**

12.	Type of Reporting Person (See Instructions) IN

** The Reporting Persons beneficially own convertible notes and convertible preferred stock.  The operative documents with respect to the Reporting Persons’ beneficial ownership limit conversions if a conversion would result in the holder being deemed the beneficial owner of more than 9.9% of the then-outstanding shares of Common Stock.

Item 1.
	(a)	Name of Issuer Defense Technology Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 920 Conklin Street Farmingdale, NY 11735

Item 2.
	(a)	Name of Person Filing Augustine Fund, L.P. Augustine Capital Management, LLC John T. Porter Brian D. Porter Thomas F. Duszynski
	(b)	Address of Principal Business Office or, if none, Residence The business address of each person filing is 141 West Jackson Boulevard, Suite 2182, Chicago, Illinois 60604.
(c)

Citizenship

Augustine Fund, L.P. is an Illinois limited partnership.
Augustine Capital Management, LLC is a Delaware limited liability company.
John T. Porter, Brian D. Porter and Thomas F. Duszynski are all United States citizens and residents of the State of Illinois.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 23815Q 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Augustine Fund, L.P.  (“Augustine Fund”) may be deemed to share power to vote and dispose of the shares owned of record with its general partner Augustine Capital Management (“Augustine Capital”) and with the controlling members, directors and officers of Augustine Capital:   John T. Porter, Brian D. Porter and Thomas F. Duszynski (collectively, the “Reporting Persons”).   The Reporting Persons have determined that they do not hold the interests reflected herein with any purpose or effect of changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.  Accordingly, the Reporting Persons will hereafter report their beneficial ownership on Form 13G (rather than on Form 13D) pursuant to Rule 13d-1(c).

(a) Amount beneficially owned:
(i) Augustine Fund holds the following interests in the Issuer’s Common Stock, par value $.001 per share (the “Common Stock”):
(A) 1,085 shares of the Issuer’s Series B Convertible Preferred Stock (“Convertible Preferred”), convertible by its terms into Common Stock.
(B) $575,000 in aggregate principal amount of convertible notes (“Convertible Notes”), convertible by their terms into Common Stock.

If the above interests were fully converted, the aggregate number of shares of Common Stock issued would be 32,548,839.  However, as noted in Item 4(b), below, the convertibility of these interests is restricted.

(ii) Augustine Capital, as the general partner of Augustine Fund, indirectly holds the shares held by Augustine Fund.
(iii) John Porter, Brian Porter and Thomas Duszynski, as members of Augustine Capital, may be deemed to beneficially own the shares owned by Augustine Fund.
(b) Percent of class:

The operative documents with respect to the Reporting Persons’ beneficial ownership of the Convertible Notes and the Convertible Preferred limit conversions if a conversion would result in the holder being deemed the beneficial owner of more than 9.9% of the then-outstanding shares of Common Stock.  As a result, the aggregate percentage interest beneficially owned by Augustine Fund is 9.9%.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 32,548,839 (subject to conversion restrictions)
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 32,548,839 (subject to conversion restrictions)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Attached Exhibit A – Joint Filing Agreement

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

[signatures begin on next page]

Signature

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect. [if statement is being filed pursuant to §240.13d-1(c)]

March 25, 2005

AUGUSTINE FUND, L.P.

By: AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

By:	/s/ John T. Porter .
John T. Porter, President

By: AUGUSTINE CAPITAL MANAGEMENT, LLC

By:	/s/ John T. Porter .
John T. Porter, President

/s/ John T. Porter .
John T. Porter

/s/ Brian D. Porter .
Brian D. Porter

/s/ Thomas F. Duszynski .
Thomas F. Duszynski

EXHIBITA
JOINT FILING AGREEMENT

Pursuant to Rule 13-d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  March 25, 2005

AUGUSTINE FUND, L.P.

By: AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

By:	/s/ John T. Porter .
John T. Porter, President

By: AUGUSTINE CAPITAL MANAGEMENT, LLC

By:	/s/ John T. Porter .
John T. Porter, President

/s/ John T. Porter .
John T. Porter

/s/ Brian D. Porter .
Brian D. Porter

/s/ Thomas F. Duszynski .
Thomas F. Duszynski